SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.



2Q25

Earnings Presentation

Eletrobras

DISCLAIMER

This presentation may contain **estimates and projections** that **are not statements of past fact** but reflect the **beliefs and expectations of our management** and may constitute estimates and projections about **future events within** the meaning of Section 27A of the *Securities Act of* 1933, as amended, and Section 21E of the *Securities and Exchange Act of* 1934, as amended.

The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify **estimates that necessarily involve risks and uncertainties, whether known or not**.

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and business conditions** in Brazil and abroad, **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of** consumer **use of electricity, competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations,** and other risks described in our annual report and other documents filed with CVM and SEC.

Estimates and projections refer only to the date on which they were expressed, and we assume **no obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and **investors should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Schedule



1 2Q25 Key Highlights



2 Financial Performance



3 Energy Trading



4 Capital Allocation



1 2Q25 KEY HIGHLIGHTS

2Q25 KEY HIGHLIGHTS

Shareholder Remuneration: R$ 4 billion in dividends

Generation contribution margin up 21% vs. 1Q25 and 16% vs. 2Q24, mitigating drop in transmission revenue

R$ 1.2 billion reduction in Compulsory Loan, reaching R$ 11.97 billion

Investments: +116% vs. 1Q25

- Acceleration of investments in reinforcements and improvements
- Completion of the first post-privatization transmission auction win - Caladinho Project

Financial and economic rebalancing of Transnorte Energia - TNE

Capital allocation

- Asset uncrossing with Copel
- Eletronet acquisition



Eletrobras

2 FINANCIAL PERFORMANCE

FINANCIAL PERFORMANCE IN Q2 2025

— Adjusted Gross Revenue



+0.7%
+19%
R$ million
10,280
11,504
12,191
11,585
2Q24
2Q25
IFRS
Regulatory

— Regulatory EBITDA



-8.6%
-5.0%
6,125
6,017
5,820
5,501
2Q24
2Q25
Regulatory
Adjusted Regulatory

Key highlights vs. 2Q24

Regulatory gross revenue

- +R$ 635 million in generation revenue, mainly driven by energy trading strategy
- -R$ 651 million in transmission revenue, explained by lower RAP and Adjustment Portion (PA) in the 2024/25 cycle

Adjusted regulatory EBITDA

- Generation contribution margin offsetting the reduction in transmission revenue
- R$ 834 million drop in equity income:

a) regulatory remeasurement of RBSE financial component at ISA Energia

b) scheduled maintenance shutdown at Angra 1 at Eletronuclear, including modernization works for extension of useful life

FINANCIAL PERFORMANCE IN 2Q25

— Net Income - IFRS


+43%
-176%
1,743
1,025
1,469
-1,325
2Q24
2Q25
IFRS
Adjusted IFRS

Key highlights

Adjusted net income

- -R$ 3,433 million from regulatory remeasurement of transmission contracts (RBSE financial component)
- +R$ 882 million adjustment on deferred income tax
- +R$ 393 million adjustment from remeasurement of Eletronorte's effective tax rate, as the company now operates exclusively with incentivized assets

PMSO COMPLIANCE

— Adjusted IFRS



R$ million
-4%
-4%
1,911
1,594
1,458
1,692
2,040
1,467
1,403
184
576
99
1,051
165
439
46
945
83
415
37
923
157
569
64
902
321
731
73
915
217
396
52
802
136
441
42
784
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Personnel
Material
Services
Other

— Number of employees, end of period



Number of employees
-14%
-10%
8,328
7,928
7,951
8,127
7,710
7,325
7,129
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

— Highlights: 2Q25 vs. 2Q24

- Structured and sustainable efforts driving consistent reductions in PMSO
- Notably, Personnel expenses fell 15% YoY, even when considering the 5.35% IPCA inflation rate in the period
- Annualized PMSO in 1H25 remains on track with the reduction trajectory for the full year



3 ENERGY TRADING

ELETROBRAS PORTFOLIO OVERVIEW

Eletrobras Portfolio 2Q25
(in aMW)

Assured Capacity	**15,188**
Purchases	824
Quotas	2,249
ACR Sales	3,369

Notes

- Includes only plants under Eletrobras direct management
- Excludes thermal power plants undergoing divestment



North subsystem

	1Q25	2Q25
Assured Capacity	4,154	3,647
Purchases	-	-
Quotas[1]	24	21
ACR Sales	130	130

Northeast subsystem

	1Q25	2Q25
Assured Capacity	4,871	4,320
Purchases	216	210
Quotas[1]	1,592	1,419
ACR Sales	463	436

Southeast subsystem

	1Q25	2Q25
Assured Capacity	7,985	7,023
Purchases	589	583
Quotas[1]	907	809
ACR Sales	2,882	2,631

South subsystem

	1Q25	2Q25
Assured Capacity	216	198
Purchases	29	31
Quotas[1]	-	-
ACR Sales	185	172

Eletrobras has available generation across multiple submarkets, mitigating risk

[1] In 2025

CONTRIBUTION MARGIN EVOLUTION

— Generation Contribution Margin (ACL+MCP*): regulatory result, excluding thermal plants



R$ million
R$/MWh
4.000
3.500
3.000
2.500
2.000
1.500
1.000
500
0
63
96
175
56
41
79
1,124
1,012
1,615
2Q24
1Q25
2Q25
Contribution Margin ACL+MCP (R$ million)
Unit Margin ACL+MCP (R$/MWh)4
PLD (R$/MWh)4

— GSF MRE[1] – %



108%
95%
65%
73%
1Q25
2Q25
3Q25
4Q25

— Eletrobras Resources - GWm



18.2
14.8
13.7
15.9
12.0
9.2
8.0
9.9
1Q25
2Q25
3Q25
4Q25
ACL Resource3
Total Resource2

* ACP = free contracting environment; MCP = short-term market

[1] Seasonal GSF: Informa CCEE Report, RNA scenario, from 08/01/2025

[2] Total resource, net of obligations under regulated contracting environment (ACR) and Quota-based contracts

[3] Eletrobras resource, seasonalized and subject to GSF application

[4] Settlement price (PLD) proportional to the energy allocated from Eletrobras available for the Free Contracting Environment

ENERGY PRICES[1] RESILIENCY



2SEM/25
2026
2027
4Q24 Earnings
Energy prices (R$/MWh)
405
355
305
255
205
155
105
55
191
162
146
360
226
185
301
258
208
02/01 11/01 20/01 29/01 07/02 16/02 25/02 06/03 15/03 24/03 02/04 11/04 20/04 29/04 08/05 17/05 26/05 04/06 13/06 22/06 01/07 10/07 19/07 28/07 06/08

[1]Source: BBCE – Southeast submarket

ENERGY BALANCE

Energy Balance (aMW) 2Q25	2025		2026		2027	
Resources (A)	16,325		17,017		17,872	
Own resources	14,247		15,600		16,759	
Hydro	13,949		15,280		16,439	
Wind	298		320		320	
Energy Purchase	2,388		1,417		1,113	
Limit =>	Lower	Upper	Lower	Upper	Lower	Upper
Sales (B)	11,998	14,096	9,347	11,847	7,148	9,148
ACR - Except quotas	3,498		3,597		3,148	
ACL - Bilateral Contracts + STM implemented (range)	8,500	10,598	5,750	8,250	4,000	6,000
Average prices Contracts signed						
Limit =>	Lower	Higher	Lower	Upper	Lower	Upper
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	170	180	185	205	195	225
Balance (A - B)	4,637	2,539	7,670	5,170	10,724	8,724
Balance considering estimated hedge	2,098	0	4,889	2,389	7,732	5,732
Uncontracted energy considering hedge estimate	13%	0	29%	14%	43%	32%

781 customers in Q2 2025:
+24% vs. 2Q24

- ✓ 688 free market customers
- ✓ Focus on acquiring end clients
- ✓ Selling uncontracted energy with price upsides

Additional details on the Energy Balance are available in the Earnings Release.



Eletrobras

4 CAPITAL ALLOCATION

CAPITAL ALLOCATION METHODOLOGY GUIDELINES

Expanded leverage view

Leverage calculation: B / C

- **(B) Leverage**: financial debt + compulsory loan inventory + regulatory obligations (CDE and basins) **– net assets**
- **(C) EBITDA**: Includes proportional equity income

Target Leverage Range

- **Definition of target leverage** - leverage range reflecting the weighted risk of the businesses:
- Generation: 3.0x - 3.5x and Transmission 3.75x - 4.25x
- Horizon: 5 years

Allocable capital

- Comparison between projected fifth-year leverage and target leverage forms the basis for allocable capital:
  - shareholder remuneration and investments

CONSISTENT DELIVERIES

- ✓ Improvement in liability management – Compulsory Loan
- ✓ Resumption of investments as from 2023 – Coxilha Negra and TNE
- ✓ Cost restructuring: Personnel expenses -25% since 4Q23
- ✓ Settlement of Amazonas Energia default – Jun/2024
- ✓ Streamlining of corporate structure – Furnas merger in Jul/24
- ✓ Agreement with federal government (ADIN) / suspension of Angra 3 investment agreement – Mar/25
- ✓ Completion of the sale of thermal power plants – Candiota and Amazonas thermal plant
- ✓ Completion of the RBSE financial review – Jun/2025
- ✓ GSF auction with release of credits withheld at CCEE – Aug/25

Simplification of the *equity story*

&

Focus on value creation

DISCIPLINE IN CAPITAL ALLOCATION

Capital allocation methodology guidelines – Dec/24

Expanded leverage view

Target Leverage Range - Optimal Range

Allocable capital

4Q24

R$ 4 billion dividend payment

- Revision of short-term energy prices for 2025 and 2026 reflecting improved market conditions
- Maintenance of conservative long-term pricing

2Q25

Proposal for dividends of R$ 4 billion

- Elimination of risks and consistent deliveries
- Revision of conservative price for uncontracted energy after 2027
- 5-year outlook to 2030
- Projected leverage – within leverage target

INVESTMENTS



Total investment
(R$ million)
116%
2,000
657
320
412
610
912
149
130
37
596
1,966
500
312
45
1.108
Investments in reinforcements and improvements
2Q24
1Q25
2Q25
Transmission (reinforcements and improvements)
Generation (implementation and expansion)
Generation (maintenance)
Other

Acceleration of investments in reinforcements and improvements

ESG AGENDA – TRANSNORTE ENERGIA - TNE

- Interconnection of Manaus–Boa Vista transmission line that will connect Roraima to the National Interconnected System (SIN)
- Project tendered in 2011 and resumed at the end of 2022, with completion expected in 2H25

TNE in numbers

- CAPEX R$ 3.3 billion
- RAP increase from R$ 416 mn[1] to R$ 561.7 mn[2] in Jul/25
- Term from 17 to 27 years until Sep/51
- 3,500 direct and indirect jobs
- Reduction in thermal generation and sector costs
- Potential emission reduction of 612 thousand tCO_2

Stake in TNE's capital as of jul/25


Alupar
35,4%
Eletrobras
64,6%

FOCUS ON DECARBONIZATION



- **727 km** transmission lines
- **500 kV**
- **1,390** transmission towers
- **3** substations

[1] RAP of R$ 395 million according to ANEEL Resolution No. 3,348 of July 16, 2024, updated by inflation
[2] RAP values according to ANEEL Resolution No. 3,481 of July 15, 2025

APPENDIX

CASH FLOW 2Q25

In 2Q25, cash generated from operating activities totaled R$4.1 billion, with Free Cash Flow reaching R$2.5 billion



R$ billion
5.7
0.3
0.0
-0.3
-1.8
0.2
4.1
-1.6
2.5
-1.2
-1.3
0.5
-0.1
-1.4
0.0
2.0
-1.8
-0.8
0.4
0.0
-0.4
Adjusted Regulatory EBITDA, before Equity Income
EBITDA Adjustment
Income Tax and Social Contribution
Working Capital
Privatization Charges
Dividends Received
Operating Cash Flow
Investments
Free Cash Flow
Debt Service
Litigation
Guarantees and Restricted Deposits
Supplementary social security
Net Funding *
Receipt of Loans and Financial Charges
Disposal of equity holdings
Dividends and Share Buyback
Free Net Cash
Change in Restricted Cash (short and long term)
Change in Financial Investments (long-term)
Net Cash

*Net fundraising : debt raised, net of issuance-related expenses

NEW ENERGY MARKET OUTLOOK

Adjusted historical PLD, R$/MWh



Jan/10 – Dec/21
Average 390
Median 300
Standard Deviation 341
Average
Median
PLD
1800
1600
1400
1200
1000
800
600
400
200
0
jan/10
jan/11
jan/12
jan/13
jan/14
jan/15
jan/16
jan/17
jan/18
jan/19
jan/20
jan/21
jan/22
jan/23
jan/24
jan/25
?
334 Average
335 Standard deviation
230 Median

Evolution of the share of intermittent renewable sources in the Brazilian energy matrix and system demand (GW)

In GW	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025[2]
Renewables (%)	0.9	1.2	1.6	1.8	3.9	5.8	7.2	9.0	10.7	11.9	14.6	19.2	24.6	30.2	36.2	**38.3**
EAR[1] Max/ Gross Demand (x)	5.2	5.1	4.9	4.9	4.7	4.7	4.7	4.6	4.6	4.5	4.5	4.2	4.1	3.9	3.7	**3.6**

[1] Energy stored in reservoirs. [2] Until Jun/25.
Source: Prepared by the Company using data from CCEE, IBGE, and ONS

PLD AND HOURLY MODULATION IN 2Q25

PLD by submarket per month – R$/MWh


202
213
235
231
107
125
Apr/25
May/25
Jun/25

Modulation 2Q25 – hourly effect by source and submarket – R$/MWh


North
Northeast
South
Southeast/Central West
Solar
Wind
Hydro
-31.8
-55.1
5.1
4.2
6.2
11.7

Monthly modulation – benefit of hydroelectric flexibility by submarket – R$/MWh


3.5
8.3
3.8
15.6
11.5
10.9
Apr/25
May/25
Jun/25

Eletrobras

RAP ANNUAL READJUSTMENT | 2025-2026 CYCLE[1]



-2.62%
R$ million
16,983
+913
+283
-1,374
-201
-66
16,538
-467
16,071
RAP 24/25 Cycle
IPCA/ IGPM Inflation indexes
Reinforcements & Improvements
RBSE Financial Component
Resources 24/25 Cycle
Other
RAP 25/26 Cycle
PA
RAP+PA 25/26 Cycle

Result of the RAP Annual Readjustment for 25/26 cycle :

- RAP + PA (adjustment portion) of R$ 16.1 billion for the 2025/2026 cycle

(1) The amounts presented exclude RAP installments related to transmission concessions held through Special Purpose Entities (SPEs).

CAPITAL ALLOCATION METHODOLOGY

	2025	2026	2027	2028	2029	2030
Liabilities (A)						
Net assets (B)						
Net liabilities (A) – (B)						
(+) NOR Generation						
Uncontracted energy @conservative price	@market price	@market price	@conservative price	@conservative price	@conservative price	@conservative price
(+) NOR Transmission						
(-) Costs						
EBITDA Generation (C)						
EBITDA Transmission (D)						
(+) Equity income and other (E)						
Total EBITDA + equity income (F)						
Leverage range Generation (G) = (C x generation bound)	3.0 – 3.5	3.0 – 3.5	3.0 – 3.5	3.0 – 3.5	3.0 – 3.5	3.0 – 3.5
Leverage range Transmission (H) = (D x transmission bound)	3.75 – 4.25	3.75 – 4.25	3.75 – 4.25	3.75 – 4.25	3.75 – 4.25	3.75 – 4.25
Leverage Others (I) = (E x weighted bound of G and T)						
Range of target Leverage						

Eletrobras

CAPITAL ALLOCATION METHODOLOGY

Leverage: target net liabilities / EBITDA	Min	Max
Generation	3.0	3.5
Transmission	3.75	4.25

Cash flow assumptions

- Includes maintenance Capex + approved discretionary and non-discretionary Capex
- Excludes M&A

Target leverage: Generation: 3.0x – 3.5x and Transmission 3.75x - 4.25x



Maximum leverage
average
Minimum leverage
Projection: (liabilities – net assets) / EBITDA
Allocable Capital
2S25
2026
2027
2028
2029
2030

Projected leverage allows allocable capital for dividends

COMPULSORY LOAN

— Total inventory of compulsory loan provision (R$ billion)


Balance 2Q24
15.30
Derisking initiatives
(e.g. discount agreements)
1.21
Conviction payments
0.70
-R$ 3.3 billion
-22%
Reclassification of settlements to
liabilities (awaiting approval)*
2.16
Monetary update (Selic)
0.74
Balance 2Q25
11.97

R$ 1.2 billion reduction in compulsory loan inventory vs. 1Q25

— Other effects 2Q25 (court agreements)

R$ 1.1 billion
Off-balance elimination

R$ 121 million
possible

R$ 972 million
remote

R$ 2.4 billion

in amounts released from court deposits and other guarantees, such as shares in affiliates, since 2Q22

* Considering that Eletrobras has already signed legal agreements with Creditors, which are only awaiting approval for due payment, the amounts have been reclassified to liabilities.

OPERATIONAL PERFORMANCE OF ASSETS

Eletrobras Generation Availability Factor (FID)[1]


1.007
jun/25
FID

Transmission lines availability until Jun/25


99.97%

Transformer availability until Jun/25


99.97%

[1]FID represents an availability target that must be met by generation agents and is primarily influenced by forced and scheduled shutdowns in generating units.

Q&A

Eletrobras

Investor Relations

+55 21 2514-6331| ri@eletrobras.com

ri.eletrobras.com